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                     October 27, 2022

       Grant Russell
       Chief Financial Officer
       Vuzix Corp
       25 Hendrix Road
       West Henrietta, New York 14586

                                                        Re: Vuzix Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 2, 2022
                                                            File No. 001-35955

       Dear Grant Russell:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing